Exhibit 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE ANNOUNCES THIRD QUARTER 2015 RESULTS AND RECONFIRMS 2015 GUIDANCE

5% Net Sales Growth, 15% Gross Profit Growth, and Gross Margin Expansion of 270 Basis Points Reflect Continued Progress against Long-Term Strategy
Kona Brewing Continues to Flourish as Cornerstone of CBA’s Portfolio Strategy, Delivers 16% Growth in Depletions
Portland, Ore. (Nov. 4, 2015) - Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), a leading craft brewing company, today reported its financial results for the third quarter ended September 30, 2015.
The Company reported net sales of $54.7 million, an increase of $2.6 million or 5.0% over the third quarter of 2014, driven by a 2.2% increase in shipment volume and higher net sales per barrel. Gross profit for the quarter increased 15.1% to $16.9 million, and gross margin expanded by 270 basis points to 30.8%, primarily as a result of increased pricing, better brewery balance, and lower distribution costs compared to the same period last year. SG&A expense increased by $1.9 million, primarily due to increased employee-related costs and continued investments in sales infrastructure and marketing.
Third quarter 2015 financial highlights include:

•
Across CBA’s portfolio, overall depletion volume was flat compared to the third quarter of 2014, which reflects strong growth in both of our national brand families, Kona Brewing Co. and Omission, offset by declines in Redhook and Widmer Brothers outside of their home markets, as well as the impact from increasing competition in California.

◦
Kona, now a top 10 national craft beer brand and the lead brand in our portfolio, and Omission, the #1 selling beer for consumers seeking to avoid gluten, delivered solid depletion growth in the third quarter. Kona grew depletions by 16% over the third quarter of 2014, and Omission delivered 7% depletion growth over the third quarter of 2014.

◦	Our international business continued to grow, with international shipments increasing by 120% over the third quarter of 2014, driven by the continued strength of our Kona brand family.

•
Net sales and total beer shipments increased 5.0% and 2.2%, respectively, compared to the third quarter of 2014. The net sales increase reflects increased shipment volume and pricing, higher pub sales, and a shift in package mix from draft to bottles and cans, which have a higher selling price per barrel than draft.

•
Our beer gross margin rate increased 320 basis points to 33.3% in the third quarter, compared to 30.1% in the third quarter last year. This increase was primarily due to pricing, lower distribution costs, and better brewery balance and performance. Our pub gross margin rate decreased by 40 basis points to 15.8%, compared to 16.2% in the third quarter last year, primarily due to maintenance and weather-related closures in three of our pubs. As a result, our combined third quarter gross margin rate increased 270 basis points to 30.8%, compared to 28.1% for the third quarter last year.

•	Owned capacity utilization was 75% in the third quarter of both 2015 and 2014.

•
As a percentage of net sales, our selling, general and administrative expense (“SG&A”) increased to 28.3% in the third quarter, compared to 26.0% in the third quarter of 2014, due to planned increases in labor, marketing and other expenses, offset by lower-than-anticipated net sales.

•	Diluted income per share for the third quarter of 2015 increased to $0.04, compared to $0.03 for the same period last year.

•
As we look to build on our proven home market strategy and more fully leverage our brewing footprint, we announced our second strategic partnership in September, with Nantucket, MA-based Cisco Brewers, including a master distribution agreement and alternating proprietorship. Additionally, we expanded our strategic partnership with Boone, NC-based Appalachian Mountain Brewery to include an alternating proprietorship with our Portsmouth brewery.

“We continued to make steady forward progress in the third quarter, posting strong results despite facing unprecedented competition and market challenges,” said Andy Thomas, chief executive officer, CBA. “Kona’s consistent double digit growth, Widmer Brothers’ and Redhook’s continued solidification in their home markets, and disciplined pricing and selling drove strong increases in net sales. We also started seeing the benefits of our gross margin initiatives, which delivered a 15% increase in gross profit, while continuing to take meaningful steps towards building our future with the addition of our newest strategic partner, Cisco Brewers. Looking ahead, we believe that the work and progress we are making to strengthen our foundation will set us up for long-term growth and success.”
Year to date 2015 financial highlights include:

•
Net sales were up 1.5% for the nine month period ended September 30, 2015 over the same period in 2014, while total beer shipments decreased by 0.9% compared to the first nine months in 2014, reflecting ongoing efforts to synchronize shipments and depletions and ensure our wholesalers are carrying optimum levels of inventory.

•	Kona, Omission and Square Mile grew depletions by 14% over the first nine months in 2014, offset by a decline in Widmer Brothers and Redhook.

◦	In our home markets of Hawaii, Oregon, and Washington, depletion volume for Kona, Widmer Brothers and Redhook grew 7% over the first nine months of 2014.

•
Our beer gross margin rate increased by 100 basis points to 32.8% in the first nine months, compared to 31.8% in the first nine months last year, reflecting increased pricing, lower distribution costs per barrel, and better brewery balance.

◦
Owned capacity utilization decreased to 72% in the first nine months of 2015 compared to 77% in the first nine months of 2014, which primarily reflects the addition of our brewing operations in Memphis.

•
Our pub gross margin rate decreased by 130 basis points to 13.2% in the first nine months of 2015, compared to 14.5% in the same period of 2014, due to closures resulting from inclement weather and the three-week closure of our Koko pub for a full remodel.

•	As a result, our combined year-to-date gross margin rate increased 60 basis points to 30.1%, compared to 29.5% for the first nine months last year.

•
As a percentage of net sales, our SG&A increased to 28.9% in the first nine months of 2015 from 26.8% in the first nine months of 2014, primarily due to increased investments in sales infrastructure and marketing, offset by lower volumes.

•	Diluted income per share for the first nine months of 2015 was $0.05, compared to $0.12 for the same period last year.
Trailing twelve-month financial highlights include:

•
To address the wide variances in quarterly results and provide a more representative view into our financial performance, we are sharing trailing 12-month comparisons for the periods ended September 30, 2015 and September 30, 2014.

◦	For those periods, our beer shipments increased 0.6%, depletions increased 1%, and net sales increased 2.8%.

◦
Our beer gross margin expanded by 160 basis points to 32.6% and pub/restaurant gross margin contracted by 170 basis points to 12.5% for the comparable 12-month periods, for a combined gross margin expansion of 110 basis points to 29.8%, compared to 28.7%.

“Our performance in the third quarter - which includes net sales growth of 5%, steady gross margin expansion, and net income growth - underscores the continued progress we’re making in executing our strategy,” said Joe

Vanderstelt, chief financial officer, CBA.  “For the remainder of the year, we will continue to focus on maintaining a healthy balance between our overall depletions and shipments, enhancing gross margin, driving tighter cost management and improving the financial returns on our investments, while preparing for a strong 2016.”
Components of anticipated 2015 financial results and developments
We are confirming our previously issued guidance regarding our anticipated full year 2015 results:

•	Owned beer shipment growth between 1% and 3%.

•	Average price increase of 1% to 2%. We also expect further improvements in our revenue per barrel as we experience a favorable shift in our product mix.

•	Contract brewing revenue is expected to be flat compared to 2014.

•
Gross margin rate of 30.5% to 31.5%, based on our continued efforts to optimize our brewing locations and improve our capacity utilization as we steer towards our gross margin expansion target of 35% in 2017.

•	SG&A expense ranging from $58 million to $61 million. We are committed to keeping our SG&A expenses in line with topline performance, while ensuring the commercial programming is fully supported.

•
Capital expenditures of approximately $16 million to $19 million. We continue to anticipate capital expenditures of approximately $17 million to $21 million in 2016. Our capital expenditures will support the recently announced brewery expansion projects, as well as continued investments in quality, safety, sustainability, capacity and efficiency.

Forward-Looking Statements
Statements made in this press release that state the Company’s or management’s intentions, hopes, beliefs, expectations or predictions of the future, including shipments and sales growth, price increases, level of contract brewing revenue and gross margin rate improvement, the level or effect of SG&A expense and business development, anticipated capital spending, and the benefits or improvements to be realized from strategic initiatives and capital projects, are forward-looking statements. It is important to note that the Company’s actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings, including, but not limited to, the Company’s report on Form 10-K for the year ended December 31, 2014. Copies of these documents may be found on the Company’s website, www.craftbrew.com, or obtained by contacting the Company or the SEC.
About Craft Brew Alliance
CBA is a leading craft brewing company, which brews, brands and markets some of the world’s most respected and best-loved American craft beers.
We are home to three of the earliest pioneers in craft beer: Redhook Ale Brewery, Washington’s largest craft brewery founded in 1981; Widmer Brothers Brewing, Oregon’s largest craft brewery founded in 1984; and Kona Brewing Company, Hawaii’s oldest and largest craft brewery founded in 1994. As part of Craft Brew Alliance, these craft brewing legends have expanded their reach across the U.S. and more than 15 international markets.
In addition to growing and nurturing distinctive brands rooted in local heritage, Craft Brew Alliance is committed to developing innovative new category leaders, such as Omission Beer, which is the #1 beer in the gluten free beer segment, and Square Mile Cider, a tribute to the early American settlers who purchased the first plots of land in the Pacific Northwest.
Publicly traded on NASDAQ under the ticker symbol BREW, Craft Brew Alliance is headquartered in Portland, OR and operates five breweries and five pub restaurants across the U.S. For more information about CBA and its brands, please visit www.craftbrew.com.

Media Contact: Jenny McLean Craft Brew Alliance, Inc. (503) 331-7248 jenny.mclean@craftbrew.com	Investor Contact: Edwin Smith Craft Brew Alliance, Inc. (503) 972-7884 ed.smith@craftbrew.com

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(Dollars and shares in thousands, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Sales	$58,460	$55,871	$165,717	$163,616
Less excise taxes	3,771	3,798	10,788	11,031
Net sales	54,689	52,073	154,929	152,585
Cost of sales	37,830	37,428	108,218	107,526
Gross profit	16,859	14,645	46,711	45,059
As percentage of net sales	30.8%	28.1%	30.1%	29.5%
Selling, general and administrative expenses	15,497	13,554	44,713	40,824
Operating income	1,362	1,091	1,998	4,235
Interest expense	(148)	(111)	(419)	(317)
Other income (expense), net	7	(54)	20	(51)
Income before income taxes	1,221	926	1,599	3,867
Income tax expense	489	361	640	1,508
Net income	$732	$565	$959	$2,359
Income per share:
Basic and diluted net income per share	$0.04	$0.03	$0.05	$0.12
Weighted average shares outstanding:
Basic	19,171	19,052	19,144	19,019
Diluted	19,180	19,103	19,171	19,086
Total shipments (in barrels):
Core Brands	211,700	204,900	598,500	602,400
Contract Brewing	8,300	10,400	28,100	30,000
Total shipments	220,000	215,300	626,600	632,400
Change in depletions (1)	0%	6%	0%	8%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	September 30,
	2015	2014
Current assets:
Cash and cash equivalents	$1,816	$1,469
Accounts receivable, net	18,719	11,069
Inventory, net	18,276	19,152
Deferred income tax asset, net	1,802	1,686
Other current assets	3,831	3,297
Total current assets	44,444	36,673
Property, equipment and leasehold improvements, net	112,964	109,577
Goodwill	12,917	12,917
Intangible and other assets, net	16,914	17,568
Total assets	$187,239	$176,735
Current liabilities:
Accounts payable	$17,420	$14,657
Accrued salaries, wages and payroll taxes	5,775	5,677
Refundable deposits	7,934	8,449
Other accrued expenses	2,008	2,256
Current portion of long-term debt and capital lease obligations	503	1,208
Total current liabilities	33,640	32,247
Long-term debt and capital lease obligations, net of current portion	16,242	10,845
Other long-term liabilities	20,223	19,216
Total common shareholders' equity	117,134	114,427
Total liabilities and common shareholders' equity	$187,239	$176,735

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Nine Months Ended September 30,
	2015	2014
Cash flows from operating activities:
Net income	$959	$2,359
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,221	6,432
Loss on sale or disposal of Property, equipment and leasehold improvements	318	74
Deferred income taxes	217	316
Other, including stock-based compensation and excess tax benefit from employee stock plans	603	287
Changes in operating assets and liabilities:
Accounts receivable, net	(6,978)	301
Inventories	1,375	(2,287)
Other current assets	581	106
Accounts payable and other accrued expenses	2,893	861
Accrued salaries, wages and payroll taxes	661	1,061
Refundable deposits	452	1,188
Net cash provided by operating activities	8,302	10,698
Cash flows from investing activities:
Expenditures for Property, equipment and leasehold improvements	(9,772)	(12,936)
Proceeds from sale of Property, equipment and leasehold improvements	410	236
Net cash used in investing activities	(9,362)	(12,700)
Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(968)	(458)
Proceeds from capital lease financing	—	841
Net borrowings under revolving line of credit	2,900	—
Proceeds from issuances of common stock	64	321
Tax payments related to performance shares issued	(151)	(150)
Excess tax benefit from employee stock plans	50	191
Net cash provided by financing activities	1,895	745
Increase (decrease) in Cash and cash equivalents	835	(1,257)
Cash and cash equivalents, beginning of period	981	2,726
Cash and cash equivalents, end of period	$1,816	$1,469

Craft Brew Alliance, Inc.
Select Financial Information on a Trailing Twelve Month Basis
(Dollars in thousands, except per share amounts)
(Unaudited)

	Twelve Months Ended
	September 30,
	2015	2014	Change		% Change
Net sales	$202,366	$196,795	$5,571		2.8%
Gross profit	$60,362	$56,571	$3,791		6.7%
As percentage of net sales	29.8%	28.7%	110	bps
Selling, general and administrative expenses	56,889	50,973	5,916		11.6%
Operating income	$3,473	$5,598	$(2,125)		(38.0)%

Net income	$1,677	$3,105	$(1,428)		(46.0)%

Basic and diluted net income per share	$0.09	$0.16	$(0.07)		(43.8)%
Total shipments (in barrels):
Core Brands	786,600	780,700	5,900		0.8%
Contract Brewing	37,800	38,400	(600)		(1.6)%
Total shipments	824,400	819,100	5,300		0.6%
Change in depletions (1)	1%	8%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net income
(In thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net income	$732	$565	$959	$2,359
Interest expense	148	111	419	317
Income tax expense	489	361	640	1,508
Depreciation expense	2,433	2,117	7,040	6,251
Amortization expense	61	60	181	181
Stock-based compensation	275	361	898	805
Loss on disposal of assets	12	55	318	74
Adjusted EBITDA	$4,150	$3,630	$10,455	$11,495

The Company has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by the Company’s management. The Company defines Adjusted EBITDA as net earnings (loss) before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including net gain or loss on disposal of property, plant and equipment. The Company uses Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income (loss) as an indicator of operating performance, or net cash provided by operating activities as an indicator of liquidity. The use of Adjusted EBITDA instead of net income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s operations. We compensate for these limitations by relying on GAAP results. Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income (loss) and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income (loss).